Exhibit 99.25

PyroGenesis Provides Update on its Iron Ore Pelletization Torch Business

MONTREAL, Quebec (GlobeNewswire – July 2nd, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to provide today, further to recent press releases, an update on its iron ore pelletization torch business.

Client A

On April 30th, 2020 the Company announced the successful completion of the first phase of a torch modeling contract with Client A which successfully demonstrated that replacing fossil fuel burners with PyroGenesis’ proprietary plasma torch (i) had absolutely no ancillary detrimental effects anywhere in the process or with their furnaces, (ii) resulted in significant greenhouse gas reduction while at the same time, (iii) projecting significant additional benefits. The subsequent phases were to be completed by June 30th, 2020 and were geared to further quantify the benefits of transitioning to plasma torches. These phases have been extended for up to six weeks with this additional data being incorporated into an ideal plasma torch configuration for this client.

Equipment purchase discussions are expected to be completed by the end of August, and incorporate the ideal plasma torch configuration identified during the modelling process, with the ultimate goal being to eliminate GHG emissions from all their plants.

Client B

On June 11th, 2020 the Company announced that it had signed a second multi-phase torch modelling contract with Client B, aimed at evaluating the performance of PyroGenesis’ proprietary torches in an existing iron ore industrial furnace with the goal of replacing existing fossil fuel burners with PyroGenesis’ plasma torches. The first phase, as expected, is to be completed by mid-August.

During the first phase, which is progressing as expected, Client B has already entered into active equipment purchase discussions with PyroGenesis.

New Development – Client C

A new potential client (“Client C”), who is not only a significant player in the iron ore pelletization industry but is also a major player in the steel industry, has entered into active equipment purchase discussions with the Company. There seems to be a high probability that Client C may bypass the modelling phase altogether, however it is PyroGenesis’ preference to incorporate a modeling phase if at all practical.

“Once again, although there is no certainty that any of these relationships will result in anything substantial, we are extremely pleased with the responses and the speed at which things are moving with this offering,” said Mr. Peter Pascali, CEO and President of PyroGenesis. “As would be prudent under the circumstances, PyroGenesis has taken steps to ensure that any reasonable requests from our clients can be met in a timely fashion, and to their full satisfaction. Barring any unforeseen events, we believe that it is entirely reasonable that initial torch equipment purchases will be placed in Q3 2020.”

Pelletization is the process in which iron ore is concentrated before shipment, thus significantly reducing the cost of transportation. In conventional technologies, the process heat is provided by fuel oil or natural gas burners (both environmentally damaging). The combustion, in the burners, of fossil fuels results in the production of greenhouse gases, mainly CO2. Plasma torches, by contrast, utilize renewable electricity and as such offer an environmentally attractive alternative to fossil fuel burners.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/